Filed by J.P. Morgan Chase & Co. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Bank One Corporation Subject Company’s Exchange Act File No.:
001-15323

               This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between J.P. Morgan Chase & Co. and Bank One Corporation, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of J.P. Morgan Chase’s and Bank One’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

               The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of J.P. Morgan Chase and Bank One stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause J.P. Morgan Chase’s and Bank One’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Reports on Form 10-K of J.P. Morgan Chase and Bank One filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

               J.P. Morgan Chase has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission containing a preliminary joint proxy statement/prospectus regarding the proposed merger. Stockholders are urged to read the definitive joint proxy statement/prospectus when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about J.P. Morgan Chase and Bank One, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017, Attention: Office of the Secretary (212-270-4040), or to Bank One Corporation, 1 Bank One Plaza, Suite 0738, Chicago, Illinois 60670, Attention: Investor Relations (312-336-3013).

               The respective directors and executive officers of J.P. Morgan Chase and Bank One and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding J.P. Morgan Chase’s and Bank One’s directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, is available in the preliminary joint proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4 filed with the SEC on February 20, 2004.

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[The following is an excerpt of the March / April issue of Network, an internal magazine for JPMorgan Chase’s employees.]

Chase Financial Services had been planning to expand beyond its branch presence in New York, New Jersey, Connecticut and Texas, and continue to build leadership positions in its other lines of business that already have a nationwide presence. The announced merger with Bank One put those plans into high gear.	It was many years’ worth of branch expansion in one fell swoop.

“This was the best way to grow,” vice chairman Don Layton told Chase Financial Services colleagues at a town hall following the merger announcement.

“We were competitively disadvantaged in distribution because we had a relatively small branch network and limited ability to grow organically,” Layton said. “We needed to do this deal.”

Here’s a business-by-business look at how the Bank One merger will affect JPMorgan Chase’s retail expansion across the U.S.	Chase Regional Banking

The announced merger with Bank One will greatly expand Chase’s branch presence outside its traditional markets. “We currently have 530 branches in the Northeast and Texas,” says Layton. “After the merger, we’ll have 2,300 branches in 17 states across the country, reaching half the population of the U.S.”

Last year, Chase Regional Banking (CRB) embarked on a strategy to enhance growth by reinvesting in the branches. This included renovations as well as adding branches in existing markets, with two new branches opening in Texas. “We expect there will continue to be opportunities to build new branches after the merger, and both of us intend to continue our programs, although specific locations may change as we assess potential overlaps in Texas,” says CRB executive Hal Pote.

Bank One has been working on many of the same things as Chase has, says Pote: a new teller system, a new look for branches, more rigorous focus on sales, and net new customers, technology investment and streamlining operations and processes.
High gear, top tier

A look at Bank One’s Retail Lending, a $60 billion retail credit organization:
Externally marketed through two brands: Bank One Home Loans and Bank One Vehicle Finance Group

The third-largest home equity portfolio in the U.S. and the third- largest bank provider of indirect auto finance nationwide

Comprising approximately 7,000 employees nationwide, including 650 sales professionals and several thousand servicing, collections, operations and support employees in 14 states. Operational sites within the organization include:
• Four Home Loans centers— Tempe; Findlay, Ohio; Houston and Milwaukee;
• Three Vehicle Finance “prime” offices—Phoenix, Milwaukee and New Orleans;
• Three loan servicing* centers— Indianapolis; Lexington, Kentucky; and Fort Worth, Texas;

• Four collections centers—Tempe; Milwaukee; Menomonee Falls, Wisconsin; and Grand Blanc, Michigan; and
• 26 Vehicle Finance “sub-prime” offices across the U.S.
*When combined, the servicing centers manage the loan accounts of more than 2.5 million customers in the U.S.

Bank One’s Retail Lending portfolio includes:
$31 billion in real estate-related loans— home equity loans and lines of credit, sold through direct channels (Banking Centers, Loan by Phone, Home by Phone, bankone.com);	$19 billion in vehicle-related loans and leases—auto, boat, RV products; and $10 billion in other consumer loans— mortgages, education loans, tax refund-related loans, unsecured loans and lines of credit, sold through direct channels.

JPMorgan Chase has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission containing a preliminary joint proxy statement/ prospectus regarding the proposed merger. Stockholders are urged to read the definitive joint proxy statement/prospectus when it becomes	available, because it will contain important information. Stockholders will be able to obtain a free copy of the definitive joint proxy statement/ prospectus, as well as other filings containing information about JPMorgan Chase and Bank One, without charge, at the SEC’s Internet

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Chase Middle Market

“Middle Market is a very diversified business in this country,” Layton says. “If you don’t have a big branch system, it’s really tough to develop a middle-market position that’s broad. With this merger, we’ll be number two in the business. This is a fabulous fit for the business.”

For more than 30 years, Chase Middle Market has been meeting the needs of customers in New York, New Jersey, Connecticut and Texas, and has been an industry leader in these markets. Last year, Middle Market began to build on its success by expanding into other, select markets across the U.S. where there was potential for significant middle market business.

Says Chase Middle Market executive Todd Maclin, “The main question in our expansion strategy became, ‘How do we leverage our expertise in serving middle-market clients in places where we don’t have branches?’” He says the group focused on “cultivating business with large prospects who are less branch-dependent and tend to require more-sophisticated credit, cash management and investment management products.” They found that there was significant opportunity to expand into Chicago after determining that there were about 1,400 companies—with more than $200 million in revenues—that were not covered by the Investment Bank.

Maclin says he’s delighted with the opportunity presented by the announced merger with Bank One. He says the increased branch presence of the new firm would “directly benefit Middle Market’s capacity to serve clients in those markets, and to provide them with the full and most complete set of services.”	Chase Home Finance

“We’re a big mortgage player all by ourselves,” says Layton. “We’re up-and-coming in home equity, and growing rapidly. Combine the two organizations and we’ll be number two. We wind up with a strategically great fit.”

In residential lending, the new company will bring together two complementary home equity businesses to create the second-largest home equity business in the country, says Chase Home Finance executive Steve Rotella. “The merger also creates additional opportunities for our first-mortgage business,” he says, “which is currently number four in the U.S.”

Taken together, as of third quarter 2003, the Bank One and Chase mortgage franchises originated more than $250 billion in residential loans, including more than $40 billion in home equity loans, and serviced more than $500 billion in residential loans for more than four million customers. Combined, the new company will have the size and scale needed to compete at an even higher level, with a powerful nationwide presence and a best-in-class team, says Rotella.

Chase Home Finance currently does business in all 50 states and has retail lenders and mortgage brokers in 35 states.	Chase Cardmember Services
When it comes to credit cards, Layton says, “Bank One is 40%- 50% bigger than we are. In credit cards, scale is a big factor in unit costs being low and being able to market efficiently.”

Chase Cardmember Services (CCS) executive Rich Srednicki says the Bank One merger makes a great deal of sense for Chase. “Both Bank One’s card business and CCS occupy top-tier positions in our industry, and we both enjoy a strong brand recognition and reputation. Nevertheless, it’s the scale and financial strength of our combined entities that is most exciting,” he says, noting that the partnership will transform the combined entity into the second-largest credit card issuer.	Chase Auto Finance

“Bank One’s auto business will bring strengths and capabilities that will enhance our own product offerings,” says Norman Buchan, Chase Auto Finance executive. “They also bring particularly strong positions in certain geographies including the Midwest, as well as talented people, additional bench strength and new ideas to the combined organization.”

The merged company will be the largest non-captive auto finance company in the U.S., with a combined auto finance portfolio in excess of $60 billion.
“We got what we wished for—only it happened faster and in a bigger way. The firm is far better for doing these deals, and we will see that in time.” -Vice chairman Don Layton

Some facts about Bank One’s Card Services:

• Third-largest credit card issuer in the U.S.
• More than 50 million credit cards issued
• $74 billion in outstandings
• Largest Visa credit card issuer in the world
• Approximately 1,000 co-brand, affinity and other cards

• Approximately 8,800 card employees
• Card headquarters in Wilmington, Delaware
• Card operating centers in Orlando, Florida; Frederick, Maryland; Springfield, Missouri; Elgin, Illinois; and Columbus, Ohio

site (http://www.sec.gov). Copies of the definitive joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park
Avenue, New York, New York 10017, Attention:
Office of the Secretary (212-270-6000), or to Bank One Corporation, 1 Bank One Plaza, Suite 0738, Chicago, Illinois 60670, Attention: Investor Relations (312-336-3013). The respective directors and executive officers of JP Morgan Chase and	Bank One and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding JPMorgan Chase’s and Bank One’s directors and executive officers and a description of	their direct and indirect interests, by security holdings or otherwise, is available in the preliminary joint proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4 filed with the SEC on February 20, 2004.

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